Canaan Inc.

28 Ayer Rajah Crescent #06-08, S139959

Singapore

August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canaan Inc. File No. 333-278762 Withdrawal of Acceleration Request - Registration Statement on Form F-3

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 13, 2024 in which Canaan Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 15, 2024, at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time as it will file an amendment to the above-referenced Registration Statement, as instructed by the Securities and Exchange Commission, solely for the purpose of filing an updated consent of KPMG Huazhen LLP, the independent auditor of the Company. The Company hereby formally withdraws its request for acceleration of the effective date.

Very truly yours,

/s/ Nangeng Zhang
Nangeng Zhang
Chairman and Chief Executive Officer

cc:	Justin You Zhou, Kirkland & Ellis International LLP